Kezar Trading, LLC

f/k/a Luminex Trading & Analytics LLC
Statement of Financial Condition
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
December 31, 2022

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SEC FILE NUMER
8- 69476

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Kezar Trading, LLC f/k/a Luminex Trading & Analytics LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

99 Summer Street, Suite 1700
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Stupay	(617) 904-3749	michael.stupay@levelats.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

200 Jefferson Park, Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

10/8/03	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







AFFIRMATION

I, Michael Stupay, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to Kazar Trading, LLC f/k/a Luminex Trading & Analytics LLC as of 12/31/22, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Financial and Operations Principal

Title

4/21/23

Notary Public

EPIPHANY M VIOLA
Notary Public - State of New Jersey
My Commission Expires Jul 15, 2024

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of and Those Charged with Governance of
Kezar Trading, LLC f/k/a Luminex Trading & Analytics LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kezar Trading, LLC f/k/a Luminex Trading & Analytics LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015 as eBX LLC was the accounting acquirer of the Company.

Whippany, New Jersey
April 28, 2023

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Kezar Trading, LLC f/k/a Luminex Trading & Analytics LLC
(a wholly owned subsidiary of Kezar Markets, LLC)

Statement of Financial Condition
December 31, 2022

Assets

Cash	$ 14,960,418
Restricted cash	100,091
Commissions receivable	3,004,259
Commissions receivable - affiliates	632,267
Due from clearing brokers, net	1,817,760
Fixed assets (net of accumulated depreciation and amortization of $8,796,636)	3,116,687
Operating lease right-of-use assets	2,105,497
Prepaid expenses and other assets	1,016,369
Goodwill	25,343,000
Other intangible assets	22,060,152
Total assets	$ 74,156,500

Liabilities and Member's Equity

Liabilities

Operating lease liabilities	$ 2,205,442
Commission sharing expenses payable	912,433
Accounts payable and accrued expenses	513,983
Accrued compensation	337,343
Total liabilities	3,969,201
Member's equity	70,187,299
Total liabilities and member's equity	$ 74,156,500

The accompanying notes are an integral part of this financial statement.

Kezar Trading, LLC f/k/a Luminex Trading & Analytics LLC
(a wholly owned subsidiary of Kezar Markets, LLC)

Notes to Statement of Financial Condition
December 31, 2022

1. Nature of operations

Kezar Trading, LLC formerly known as Luminex Trading & Analytics LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates two alternative trading systems ("ATS's") creating an electronic matching system for US equity securities. The Company's customers are primarily other broker-dealers and professional trading organizations. The Company executes and clears all transactions on a fully disclosed basis through affiliates of two of the Parent's members. The Company is a wholly owned subsidiary of Kezar Markets, LLC formerly known as Titan Parent Company LLC (the "Parent") that in turn is owned by a consortium of banks, broker dealers and a stock exchange.

The Parent was formed on February 10, 2022, under laws of the State of Delaware. On March 1, 2022 (the "Merger Date"), the members of eBX LLC ("eBX") and the Company exchanged all of their respective membership interests for membership interests in the Parent on a basis that was agreed upon by the members of both companies. As part of this transaction, eBX merged into the Company with eBX being determined to be the accounting acquirer and the Company being the surviving entity (the "Merger"). Accordingly, the results of operations of eBX prior to the merger date are not included in the accompanying statement of operation.

The Company accounted for its business combination (Merger) under the acquisition method of accounting, in accordance with ASC 805, which requires assets acquired and liabilities assumed to be recognized at their fair values as of the acquisition date. Any fair value of purchase consideration in excess of the fair value of the assets acquired less liabilities assumed is recorded as goodwill or other intangible assets. The fair values of the assets acquired, and liabilities assumed are determined based upon the valuation of the acquired business and involve management making significant estimates and assumptions. Other intangible assets in the amount of $23,899,000 have been recorded and will be amortized over their respective useful lives. Goodwill in the amount of $25,343,000 has been recorded at the Date of the Merger and is reviewed annually for impairment. For the year ended December 31, 2022, no goodwill impairment has been recognized.

2. Summary of significant accounting policies

Basis of presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.   **Summary of significant accounting policies (continued)**

Revenue recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. This revenue recognition guidance does not apply to revenue associated with financial instruments and interest income.

Significant Judgments
Revenue from contracts with customers includes commission income, fees from tape revenue, software development revenue and software maintenance fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission income and execution and clearing costs
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission income and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, and counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

Tape revenue
The Company participates in the FINRA/NASDAQ TRF Revenue Share Program ("TRF Program"). As part of its commission operations, the Company shares market data with the TRF Program and in return is compensated for sharing this market data. The amount received is based on the volume processed by the Company in comparison to the total volume of trades reported to the TRF Program. The Company has determined that the performance obligation is satisfied upon delivery of the market data to the TRF Program and the associated benefit of the information exchanges hands. The pricing associated with this revenue is determined by the TRF Program once the total volume of all reported trades have been processed.

2.   **Summary of significant accounting policies (continued)**

Soft-dollar commission agreements

The Company enters into agreements with certain trade execution customers for additional commission, based on trade volume, and establishes a commission credit pool on behalf of the customer equal to the additional commission generated under the agreement. The commission credit pool is used to pay for research, brokerage, and other expenses permissible by rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)"). The Company is not obligated to provide nor obtain permissible Rule 28(e) services from any third party for the customer. Therefore, the Company is the agent in this transaction and amounts received under soft-dollar arrangements are recorded as a liability and not as revenue. Soft dollar amounts are received from the customer as part of each trade's proceeds on trade date. As of December 31, 2022, liabilities related to soft-dollar commission arrangements are $912,433 and included in accrued expenses and other liabilities on the statement of financial condition. The liability fluctuates up or down in the normal course of operations as additional commissions are generated or Rule 28(e) expenses are paid, respectively.

The Company has determined the transaction price for trade execution services and soft-dollar arrangements to be the stated contractual amounts due to the at-will termination rights, and the amounts collected under these contracts are typically not refunded once the contract is terminated.

Contract assets and liabilities

The Company had outstanding receivables, from customers, relating to commission revenue aggregating $149,274 and $3,636,526 at January 1, 2022 and December 31, 2022, respectively.

The Company had estimated receivables from the TRF program of $300,000 at December 31, 2022 that are included in prepaid expenses and other assets on the accompanying statement of financial condition.

Substantially all balances at January 1, 2022 have been collected during the period.

The Company had no contract assets or liabilities at January 1, 2022 or December 31, 2022.

Cash and cash equivalents

All cash deposits are held by two financial institutions and therefore are subject to the credit risk at that financial institution and may at times exceed amounts insured by the Federal Deposit Insurance Corporation. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows. The Company defines cash and cash equivalents as cash on hand, money market funds, demand deposits, and time deposits with original maturities of less than 90 days.

Commissions receivable and commissions receivable - affiliates

Commissions receivable and commissions receivable - affiliates are comprised of amounts due for processed trades.

2. **Summary of significant accounting policies (continued)**

Fixed assets

Fixed assets are recorded at cost, net of accumulated depreciation and amortization, which is calculated on a straight-line basis over estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the lease term, which may be shorter than the useful life of the asset.

Capitalized internal use software and cloud computing costs

The Company capitalizes certain costs related to the development of its trading platform and software used in operations. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditure will result in additional functionality. Amortization is computed using the straight-line method based on estimated useful lives of three years. The Company reviews the amounts capitalized for impairment whenever any events or changes and circumstances indicate that the carrying amounts of assets may not be recoverable. During 2022, the Company capitalized $203,956 of costs related to internal use software.

Income taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Leases

The Company recognizes its leases in accordance with ASC Topic 842, Leases ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

The Company conducts an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of right-of-use assets ("ROU") and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

2.   **Summary of significant accounting policies (continued)**

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liabilities and are recognized as variable costs when incurred.

Other information related to leases as of December 31, 2022 are as follows:

Weighted average remaining operating lease term	4.42 years
Weighted average discount rate of operating leases	4.72%

Allowance for Credit Losses
ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company identified commissions receivable and amounts due from clearing broker as potentially impacted by the guidance. The Company's expectation is that the credit risk associated with its commissions receivable and amounts due from clearing broker are not significant and accordingly, the Company has not provided an allowance for credit losses at December 31, 2022.

3. **Transactions with related parties**

The Company has required deposits of $250,000 and $500,000, with its two clearing brokers, and incurs monthly minimum clearing fees paid to the clearing brokers in accordance with the that clearing broker's respective Correspondent Clearing Agreement. The deposits are included in due from clearing broker in the accompanying statement of financial condition. The clearing brokers are affiliates of two of the members of the Parent.

The Company earned approximately 31% of commission income from all of its Parent's members and those members' affiliates during 2022. At December 31, 2022, approximately $630,000 is due from these affiliates and is included in commissions receivable - affiliates in the accompanying statement of financial condition.

Until the Date of the Merger, eBX provided the Company with the requisite maintenance for a trading platform.

At the date of the merger, the Parent became the employer of all employees. The Company paid all compensation expenses and recorded them in the accompanying statement of operations.

The Company paid of an expense on behalf of the Parent and was recorded as a withdrawal of capital.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **Fixed assets**

Fixed assets at December 31, 2022 consists of:

Equipment, software and technology	$	11,837,357
Furniture and fixtures		58,407
Leasehold improvement		17,560
		11,913,324
Less: Accumulated depreciation and amortization		(8,796,636)
	$	3,116,688

5. **Other Intangible assets**

Intangible assets at December 31, 2022 consists of:

		Amortization period (in Months)
Trade name	$ 398,000	36
Technology	6,932,000	120
Customer contracts and relationships	16,569,000	144
	23,899,000	
Less: Accumulated amortization	(1,838,848)	
	$ 22,060,152	

6. **Regulatory requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $15,923,810 which exceeded the required net capital by $15,799,563. The ratio of aggregate indebtedness to net capital, at December 31, 2022 was 0.12 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934, as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

7. **Commitments**

The Company leases office space under three non-cancellable lease agreements in Massachusetts (2) and South Carolina (1) which expire between February 28, 2027 and November 30, 2027.

The Company has provided an irrevocable letter of credit to the landlord in the amount of $100,000 as security for its obligations under one Massachusetts lease. The amount of this irrevocable letter of credit had been reduced to $50,000 in August 2022. The Company has pledged a $100,000 bank account as collateral for the letter of credit that is shown as restricted cash on the accompanying statement of financial condition. The other two leases have security deposits in the amount of $12,000 and $28,000 which are included in other assets in the accompanying statement of financial condition.

7. **Commitments (continued)**

The future minimum annual payments at December 31, 2022 under these agreements are:

2023	$	536,555
2024		548,749
2025		561,226
2026		573,988
2027		229,936
Total undiscounted lease payments		2,450,454
Less imputed interest		245,012
Total lease liabilities	$	2,205,442

8. **Concentration**

The Company earned approximately 17% of commission income from its three largest customers. The same three customers account for approximately $691,000 or 25% of commissions receivable and commissions receivable - affiliates at December 31, 2022.

9. **Employee benefits**

Eligible employees of the Company are covered under a defined contribution plan. The Company matches the lesser of 100% of employee contributions to the plan up to a maximum of 6% of eligible compensation or the statutory limit of $12,200.

In 2020, the Company established a non-qualified deferred compensation incentive plan (the "2020 Plan") for certain key employees. The plan was terminated and final payments were paid in January 2023.

10. **Indemnifications**

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.

11. **Subsequent events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2022 and determined that there are no material events that would require recognition or disclosure in the Company's financial statements.